U.S. SECURITIES AND EXCHANGE COMMISSION
"WASHINGTON, D.C. 20549"

FORM 12B-25

SEC File Number: 811-3658

CUSIP Number: 67067V-10-0

NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q [x] Form N-SAR

"For Period Ended:  December 31, 2000"

"If the notification relates to a portion of the filing checked above, identify" the Item(s) to which the notification relates:

Part I  --  Registrant Information

Full Name of Registrant:  Nvest Tax Exempt Money Market Trust
Former Name (if Applicable):   New England Tax Exempt Money Market Trust

Address of Principal Executive Office (Street and Number)
399 Boylston Street
"City, State and Zip Code"
"Boston, Mass. 02116"

Part II  --  Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or "expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the " following should be completed. [Check box if appropriate.]

[ ] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[x] (b)The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III  --  Narrative

Our accounting staff (5) which prepares the Form(s) N-SAR is also currently "involved in the preparation of annual reports, semi-annual reports, and " "prospectuses. Accordingly, given the Form's reporting requirements, its early" file date and the total number of Funds and classes involved in the filings at "this time (71), the registrant wishes to assure that all items are answered" "correctly and accurately. Therefore, the registrant requests relief pursuant to" Rule 12b-25(b).

Part IV  --  Other Information

(1)Name and telephone number of person to contact in regard to this notification

Philip Prefontaine (617) 449-2843
(Name)  (Area Code) Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is "no, identify report(s)."

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? "If so: attach an explanation of the anticipated change, both narratively and" "quantitatively, and, if appropriate, state the reasons why a reasonable" estimate of the results can not be made.

Nvest Tax Exempt Money Market Trust
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the under-signed there unto duly authorized.


Date:  2/28/2001
By:  /s/Philip Prefontaine